SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
CSK AUTO CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	86-0765798

(State of Incorporation or Organization)	(IRS Employer Identification no.)

645 E. Missouri Ave., Suite 400 Phoenix, Arizona	85012

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑	If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	N/A

(if applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Stock Purchase Rights	New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE
EX-1

CSK AUTO CORPORATION
INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     On February 3, 2008, the Board of Directors (the “Board”) of CSK Auto Corporation (the “Company”) declared a dividend of one right (a “Right”) for each share of the Company’s common stock (the “Common Shares”) outstanding on February 14, 2008 (the “Record Date”).
     The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement (the “Rights Agreement”), dated as of February 4, 2008, by and between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”).
1. COMMON SHARE CERTIFICATES REPRESENTING RIGHTS
     Until the Distribution Date (as defined below), (i) the Rights shall be represented by certificates for Common Shares (all of which certificates for Common Shares shall be deemed to be “Right Certificates”) and not by separate Right Certificates, (ii) the record holder of the Common Shares represented by each of such certificates shall be the record holder of the Rights represented thereby, and (iii) the Rights shall be transferable only in connection with the transfer of Common Shares. Until the earliest of the Distribution Date, the Redemption Date, or the Expiration Date, the surrender for transfer of such certificates for Common Shares shall also constitute the surrender for transfer of the Rights represented thereby.
2. DISTRIBUTION DATE
     “Distribution Date” shall mean the date that is the earliest of:
(i)	the date, subject to certain exceptions, any person becomes the beneficial owner of 10% or more of the then outstanding Voting Shares (as defined in the Rights Agreement ) (such person, a “Triggering Stockholder); provided, however, that any person that is the beneficial owner of 10% or more of the outstanding Voting Shares as of the close of business on February 4, 2008 shall not be deemed to be a “Triggering Stockholder” unless and until (i) such person after February 4, 2008 shall have acquired, without the prior approval of the Board, beneficial ownership of, in the aggregate, a number of Voting Shares equal to 1% or more of the Voting Shares then outstanding and (ii) such person shall beneficially own 10% or more of the Voting Shares then outstanding;

(ii)	the date, subject to certain exceptions, a Triggering Stockholder, at any time after February 4, 2008, becomes the beneficial owner of a number of Voting Shares equal to 1% or more of the Voting Shares then outstanding;

(iii)	the date a Triggering Stockholder (1) merges into the Company, (2) transfers assets to the Company in exchange for Common Shares, (3) engages in a non-arm’s-length transaction with the Company, (4) sells assets to the Company with a fair market value greater than $5,000,000, (5) receives any compensation from the Company (other than as an employee), or (6) receives any loans from the Company (the events described in (i) through (iii), each a “Flip-In Event”);

(iv)	the tenth business day (or such later day as shall be designated by the Board) following the date of the commencement of, or the first public announcement of the intent of any person to commence, a tender offer or exchange offer, the consummation of which would cause any person to become a Triggering Stockholder; or

(v)	the first date, on or after the date of public announcement by the Company or a Triggering Stockholder containing the facts by virtue of which a person has become a Triggering Stockholder (such date of announcement, the “Triggering Date”), upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another entity, or upon which 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business) (such occurrence, a “Flip-Over Event”).
     In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise of conversion rights, exchange rights, rights (other than Rights), warrants, or options; provided, however, that such Common Shares shall not be deemed outstanding for the purpose of calculating the percentage of Common Shares that are beneficially owned by any other person.
3. ISSUANCE OF RIGHT CERTIFICATES
     As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.
4. EXPIRATION OF RIGHTS
     The Rights will expire on February 3, 2009 unless extended by the Company’s stockholders, in which case the Rights will expire on February 4, 2011, unless earlier redeemed or exchanged (such date, the “Expiration Date”).
5. EXERCISE OF RIGHTS
     Unless the Rights have expired or been redeemed or exchanged, at any time after the close of business on the Distribution Date, the registered holder of any Right Certificate may exercise one Right to purchase, at an exercise price of $45.00 (subject to adjustment, the “Exercise Price”), one Common Share; provided, however, following the occurrence of a Flip-In Event, each Right will become exercisable to purchase Common Shares (or cash, securities and/or other property) having a market value equal to two times the Exercise Price, and, following the occurrence of a Flip-Over Event, each Right will become exercisable to purchase common stock of the surviving entity having a market value equal to two times the Exercise Price.
     From and after the occurrence of a Flip-In Event or a Flip-Over Event, each Right that is beneficially owned by a Triggering Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a Triggering Stockholder shall be void.
6. ADJUSTMENTS TO PREVENT DILUTION
     The Exercise Price, the number of outstanding Rights, and the number of Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution.
7. CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES
     The Company is not require to issue fractions of Rights or to issue fractions of Common Shares upon exercise of Rights. The Company shall make an adjustment in cash based on the average market price of such securities during the 30 consecutive trading days prior to the date of issuance or exercise.
8. REDEMPTION

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     At any time prior to the earlier of the tenth business day following a Triggering Date or the Expiration Date, the Board may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), and the Company shall so redeem the Rights. Additionally, the Company’s right to redemption may be reinstated if, after a Triggering Date, the Triggering Stockholder disposes of sufficient Voting Shares such that such Person thereafter is the beneficial owner of 10% or less of the Voting Shares then outstanding. Immediately upon such action by the Board (the date of such action is the “Redemption Date”), the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the Redemption Price.
9. EXCHANGE
     At any time during the period of 180 days after the occurrence of a Flip-In Event, the Board may, at its option, direct the Company to exchange all, but not less than all, of the then outstanding Rights for Common Shares, other equity securities, debt or derivative securities of the Company, or other property, in each case having an aggregate Current Market Price (as defined in the Rights Agreement) equal to the result obtained by (i) multiplying the Current Market Price per Common Share on the record date for such exchange by the number of Common Shares for which a Right is exercisable on such record date, and (ii) subtracting from such product the Exercise Price on such record date, and the Company shall so exchange the Rights (such result, the “Exchange Ratio”). Immediately upon such action by the Board, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares in accordance with the Exchange Ratio.
10. NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE
     Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.
11. AMENDMENT OF RIGHTS AGREEMENT
     The Board may, from time to time, without the approval of any holders of Rights, supplement or amend any provision of this Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and direct the Rights Agent so to supplement or amend such provision, and the Rights Agent shall so supplement or amend such provision; provided, however, that the Board may not supplement or amend the Rights Agreement to extend the Expiration Date or remove or modify provisions regarding redemption of Rights and independent director review; provided, further, that from and after the earliest of (i) the date of the first Flip-In Event, (ii) the date of the first Flip-Over Event, (iii) the Redemption Date, or (iv) the Expiration Date, this Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a Triggering Stockholder.
     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as Exhibit 1 to this Registration Statement on Form 8-A. The foregoing summary description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed herewith and incorporated herein by reference.
Item 2. Exhibits.
1.	Rights Agreement dated as of February 4, 2008 by and between CSK Auto Corporation and Mellon Investor Services LLC as Rights Agent.

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SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: February 4, 2008

CSK AUTO CORPORATION
By:	/s/ Randi Val Morrison
	Name:	Randi Val Morrison
	Title:	Senior Vice President, General Counsel and Secretary

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